Exhibit 99.1

PROQR THERAPEUTICS N.V.

PROQR THERAPEUTICS N.V.

Unaudited Condensed Consolidated Statement of Financial Position

	December 31, 2015	December 31, 2014
	€1,000	€1,000
Assets
Current assets
Cash and cash equivalents	94,865	112,736
Prepayments and other receivables	1,948	735
Social securities and other taxes	956	426
Total current assets	97,769	113,897
Property, plant and equipment	2,199	1,187
Intangible assets	141	163
Total assets	100,109	115,247
Liabilities and shareholders’ equity
Current liabilities
Finance lease liabilities	15	34
Trade payables	885	1,247
Social securities and other taxes	235	341
Pension premiums	16	127
Deferred income	144	—
Other current liabilities	4,191	1,265
Total current liabilities	5,486	3,014
Finance lease liabilities	—	15
Borrowings	4,824	2,814
Total liabilities	10,310	5,843
Shareholders’ equity
Shareholders’ equity	89,799	109,404
Total liabilities and shareholders’ equity	100,109	115,247

The notes are an integral part of these condensed consolidated financial statements.

PROQR THERAPEUTICS N.V.

Unaudited Condensed Consolidated Statement of Profit or Loss and OCI

(€ in thousands, except share and per share data)

	Three month period ended December 31,		Year ended December 31,
	2015	2014	2015	2014
	€1,000	€1,000	€1,000	€1,000
Other income	958	309	3,235	313
Research and development costs	(6,494)	(3,273)	(23,401)	(10,267)
General and administrative costs	(1,999)	(1,997)	(6,837)	(6,507)

Total operating costs	(8,493)	(5,270)	(30,238)	(16,774)

Operating result	(7,535)	(4,961)	(27,003)	(16,461)
Finance income and expense	1,409	2,924	6,171	4,334
Result before corporate income taxes	(6,126)	(2,037)	(20,832)	(12,127)
Income taxes	—	—	—	—

Net loss attributable to equity holders of the Company	(6,126)	(2,037)	(20,832)	(12,127)
Other comprehensive income	1	—	1	—
Total comprehensive loss (attributable to equity holders of the Company)	(6,125)	(2,037)	(20,831)	(12,127)

Share information
Weighted average number of shares outstanding[1]	23,345,860	23,338,154	23,343,262	11,082,801
Earnings per share attributable to the equity holders of the Company (expressed in Euro per share)
Basic loss per share[1]	(0.26)	(0.09)	(0.89)	(1.09)
Diluted loss per share[1]	(0.26)	(0.09)	(0.89)	(1.09)

The notes are an integral part of these condensed consolidated financial statements.

1.	For the periods presented in these financial statements, the potential exercise of share options and the conversion of preferred shares into ordinary shares in 2014 are not included in the diluted earnings per share calculation as the Company was loss-making in all periods. Due to the anti-dilutive nature of the outstanding options, basic and diluted earnings per share are equal.

PROQR THERAPEUTICS N.V.

Unaudited Condensed Consolidated Statement of Changes in Equity

	Number of shares	Total Share Capital	Share Premium	Equity Settled Employee Benefit Reserve	Translation Reserve	Accumulated Deficit	Total Equity
		€1,000	€1,000	€1,000		€1,000	€1,000
Balance at January 1, 2014	6,108,152	59	3,482	41	—	(3,671)	(89)
Net loss	—	—	—	—	—	(12,127)	(12,127)
Recognition of share-based payments	—	—	—	646	—	—	646
Shares issued in the period	17,755,515	880	122,291	—	—	—	123,171
Treasury shares issued	(525,513)	(5)	(2,192)	—	—	—	(2,197)

Balance at December 31, 2014	23,338,154	934	123,581	687	—	(15,798)	109,404
Net loss	—	—	—	—	—	(20,832)	(20,832)
Other comprehensive income	—	—	—	—	1	—	1
Recognition of share-based payments	—	—	—	1,212	—	—	1,212
Share options exercised	7,811	0	14	—	—	—	14

Balance at December 31, 2015	23,345,965	934	123,595	1,899	1	(36,630)	89,799

The notes are an integral part of these condensed consolidated financial statements.

PROQR THERAPEUTICS N.V.

Unaudited Condensed Consolidated Statement of Cash Flows

	Three month period ended December 31,		Year ended December 31,
	2015	2014	2015	2014
	€1,000	€1,000	€1,000	€1,000
Cash flows from operating activities
Net loss	(6,125)	(2,037)	(20,831)	(12,127)
Adjustments for:
— Depreciation	142	61	480	126
— Share-based compensation	293	240	1,212	646
— Financial income and expenses	(1,409)	(2,924)	(6,171)	(4,334)
Changes in working capital	165	(315)	637	1,090

Cash used in operations	(6,934)	(4,975)	(24,673)	(14,599)

Corporate income tax paid	—	—		—
Interest received/(paid)	160	(6)	441	142

Net cash used in operating activities	(6,774)	(4,981)	(24,232)	(14,457)

Cash flow from investing activities
Purchases of intangible assets	—	(124)	(28)	(124)
Purchases of property, plant and equipment	(203)	(515)	(1,296)	(1,109)

Net cash used in investing activities	(203)	(639)	(1,324)	(1,233)

Cash flow from financing activities
Proceeds from issuance of shares, net of transaction costs	—	150	—	118,250 [1]
Proceeds from exercise of share options	0	—	14	—
Proceeds from borrowings	386	—	1,640	1,667
Redemption of financial lease	(7)	(7)	(34)	(34)

Net cash generated by financing activities	379	143	1,620	119,883

Net increase/(decrease) in cash and cash equivalents	(6,598)	(5,477)	(23,936)	104,193
Currency effect cash and cash equivalents	1,451	2,956	6,065	4,414
Cash and cash equivalents, at beginning of the period	100,012	115,257	112,736	4,129

Cash and cash equivalents at the end of the period	94,865	112,736	94,865	112,736

The notes are an integral part of these condensed consolidated financial statements.

1.	Net of non-cash conversion of convertible loan.

PROQR THERAPEUTICS N.V.

Notes to Unaudited Condensed Consolidated Financial Statements

1. General information

ProQR Therapeutics N.V., or “ProQR” or the “Company”, is a development stage company that primarily focuses on the development and commercialization of novel therapeutic medicines.

Since September 18, 2014, the Company’s ordinary shares are listed on the NASDAQ Global Market under ticker symbol PRQR.

The Company was incorporated in the Netherlands, on February 21, 2012 and has been reorganized from a private company with limited liability to a public company with limited liability on September 23, 2014. The Company has its statutory seat in Leiden, the Netherlands. The address of its headquarters and registered office is Darwinweg 24, 2333 CR Leiden, the Netherlands.

ProQR Therapeutics N.V. is the ultimate parent company of the following entities:

•	ProQR Therapeutics Holding B.V. (100%);

•	ProQR Therapeutics I B.V. (100%);

•	ProQR Therapeutics II B.V. (100%);

•	ProQR Therapeutics III B.V. (100%);

•	ProQR Therapeutics IV B.V. (100%);

•	ProQR Therapeutics I Inc. (100%).

As used in these condensed consolidated financial statements, unless the context indicates otherwise, all references to “ProQR” or the “Company” refer to ProQR Therapeutics N.V. including its subsidiaries.

2. Significant Accounting Policies

These condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), in particular IAS 34 - Interim Financial Reporting. Certain information and disclosures normally included in financial statements prepared in accordance with IFRS have been condensed or omitted. Accordingly, these condensed consolidated financial statements should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2014. In the opinion of management, all adjustments, consisting of normal recurring nature, considered necessary for a fair presentation have been included in the condensed consolidated financial statements.

The Company’s financial results have varied substantially, and are expected to continue to vary, from period to period. The Company believes that its ordinary activities are not linked to any particular seasonal factors.

The Company operates in one reportable segment, which comprises the discovery and development of innovative, RNA based therapeutics.

3. Adoption of new and revised International Financial Reporting Standards

The accounting policies adopted in the preparation of the condensed consolidated financial statements are consistent with those applied in the preparation of the Company’s annual financial statements for the year ended December 31, 2014. New Standards and Interpretations, which became effective as of January 1, 2015, did not have a material impact on our condensed consolidated financial statements.

4. Critical Accounting Estimates and Judgments

In the application of the Company’s accounting policies, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

(a) Share-based payments

Share options granted to employees and consultants are measured at the fair value of the equity instruments granted. Fair value is determined through the use of the Black-Scholes option-pricing model, which is considered the most appropriate model for this purpose by management.

Initially, the Company’s ordinary shares were not publicly traded and consequently the Company needed to estimate the fair value of its share and the expected volatility of that value. Please refer to the Company’s annual financial statements for the year ended December 31, 2014 for the assumptions used in those estimates. The value of the underlying shares was determined on the basis of the prior sale of company stock method. As such, the Company has benchmarked the value per share to external transactions of Company shares and external financing rounds.

For options granted on September 17, 2014, the Company used the opening price of the Company’s stock on September 18, 2014, the first day of trading of the Company’s stock on the Nasdag Global Market, which amounted to US$13.00 (€10.03) as the value of its ordinary shares.

For all options granted subsequent to the initial public offering, the Company uses the closing price of the ordinary shares on the previous business day as the exercise price of the options granted.

The result of the share option valuations and the related compensation expense is dependent on the model and input parameters used. Even though Management considers the fair values reasonable and defensible based on the methodologies applied and the information available, others might derive a different fair value for the Company’s share options.

(b) Corporate income taxes

The Company recognizes deferred tax assets arising from unused tax losses or tax credits only to the extent that the Company has sufficient taxable temporary differences or there is convincing evidence that sufficient taxable profit will be available against which the unused tax losses or unused tax credits can be utilized. Management’s judgment is that such convincing evidence is currently not sufficiently available and a deferred tax asset is therefore only recognized to the extent that the Company has sufficient taxable temporary differences.

(c) Research and development expenditures

Research expenditures are currently not capitalized but are reflected in the income statement because the criteria for capitalization are not met. At each balance sheet date, the Company estimates the level of service performed by the vendors and the associated costs incurred for the services performed.

Although we do not expect the estimates to be materially different from amounts actually incurred, the understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and could result in reporting amounts that vary in any particular period.

The condensed consolidated financial statements do not include all disclosures for critical accounting estimates and judgments that are required in the annual consolidated financial statements and should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2014.

5. Cash and Cash Equivalents

At December 31, 2015, the Company’s cash and equivalents were € 94,865,000 as compared to €112,736,000 at December 31, 2014. A significant portion of the cash balance is denominated in US dollars. The cash balances are held at banks with investment grade credit ratings. The cash at banks is at full disposal of the Company.

6. Current liabilities

At December 31, 2015 and December 31, 2014, the other current liabilities consisted principally of accruals for services provided by vendors not yet billed and other miscellaneous liabilities. The accrued liabilities as at December 31, 2015 increased significantly compared to December 31, 2014 as both our activities and our number of employees increased significantly compared to last year.

7. Borrowings

	December 31, 2015	December 31, 2014
	€1,000	€1,000
Innovation credit	4,228	2,588
Accrued interest on innovation credit	596	226
Total borrowings	4,824	2,814

Innovation credit (“Innovatiekrediet”)

On June 1, 2012, ProQR was awarded an Innovation credit by the Dutch government, through its agency RVO (previously: “AgentschapNL”) of the Ministry of Economic Affairs, for the Company’s cystic fibrosis program. The credit was increased in the course of 2013, 2014 and 2015. The credit covers 35% of the costs incurred in respect of the program up to an initial maximum of € 5.0 million through December 31, 2016.

The credit is interest-bearing at a rate of 10% per annum. The credit, including accrued interest, is repayable in three instalments on August 31, 2017, August 31, 2018 and August 31, 2019, depending on the technical success of the program.

The assets which are co-financed with the granted innovation credit are subject to a right of pledge for the benefit of RVO.

8. Shareholders’ equity

The authorized share capital of the Company amounting to € 934,000 consists of 23,345,965 ordinary shares with a nominal value of € 0.04 per share. All issued shares have been fully paid in cash.

On September 15, 2014, the general meeting of shareholders of the Company resolved to approve and effect a capital reorganization, including a share split and bonus share issuance. The combined effect of the share split and bonus share issuance was a 101.804232-for-1 share split of the outstanding ordinary and preferred shares held by the Company’s shareholders. This share split became effective on September 15, 2014.

All share, per-share and related information presented in the comparative figures of these condensed consolidated financial statements and accompanying footnotes have been retroactively adjusted, where applicable, to reflect the impact of the share split.

On September 18, 2014, the Company was listed at the NASDAQ Global Market under ticker symbol PRQR. In connection with this listing, the Company issued a total of 8,625,000 ordinary shares against the initial public offering price of $ 13.00, resulting in gross proceeds of $ 112,125,000 (€ 87,202,000). The number of shares issued includes the exercise of the overallotment option granted to the underwriters. The net proceeds raised in the offering amounted to € 80,376,000, net of € 8,589,000 of underwriting discounts and offering expenses, of which € 6,826,000 was processed through share premium and € 1,763,000 was included in the statement of comprehensive loss as general and administrative costs.

All of the issued preferred shares were converted into the Company’s ordinary shares. The conversion rate for the preferred shares was one-to-one, adjusted for the stock splits.

Treasury shares

All treasury shares presented in the statement of changes in equity relate to ordinary shares that have legally been issued, but that are within control of the Company. Therefore, these shares are presented as treasury shares.

Share options

The Company operates an equity-settled share-based compensation plan which was introduced in 2013. The supervisory board may grant options to employees, members of the supervisory board, members of the management board and consultants. Total compensation expenses included in operating costs for this plan in 2015 were € 1,212,000 (2014: € 646,000), of which € 801,000 (2014: €404,000) was recorded in general and administrative costs and € 411,000 (2014: € 242,000) was recorded in research and development costs.

9. Other income

Other income increased to € 3,235,000 for the year ended December 31, 2015 from €313,000 for the year ended December 31, 2014 and comprised income related to grants. Other income particularly increased in 2015 resulting from the € 6 million grant from the European Commission (EC) under the Horizon 2020 program to finance the clinical development of QR-010.

10. Research and development costs

Research and development costs increased to € 23,401,000 for the year ended December 31, 2015 from € 10,267,000 for the year ended December 31, 2014 and comprised of allocated employee costs including share-based payments, the costs of materials and laboratory consumables, outsourced activities, license and intellectual property costs and other allocated costs. The increase in expenses was primarily due to the advancement of QR-010 into clinical development and QR-110 from research into development as well as increased investments in our other research programs.

11. General and administrative costs

General and administrative costs amount to € 6,837,000 for the year ended December 31, 2015 compared to € 6,507,000 for the year ended December 31, 2014.

12. Income taxes

Due to the operating losses incurred since inception the Company has no tax provisions as of the balance sheet date. Furthermore, no significant temporary differences exist between accounting and tax results. Realization of deferred tax assets is dependent on future earnings, if any, the timing and amount of which are uncertain. Accordingly, the Company has not yet recognized any deferred tax asset related to operating losses.

13. Events after balance sheet date

No significant events have occurred after balance sheet date.